Exhibit 99.1

DouYu International Holdings Limited Reports Second Quarter 2020 Unaudited Financial Results

WUHAN, China, August 10, 2020 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the second quarter and six months ended June 30, 2020.

Second Quarter 2020 Financial and Operational Highlights

•	Total net revenues in the second quarter of 2020 increased by 33.9% to RMB2,508.2 million (US$354.4 million) from RMB1,872.7 million in the same period of 2019.

•

Gross profit in the second quarter of 2020 increased by 73.7% to RMB522.9 million (US$73.9 million) from RMB301.1 million in the same period of 2019, implying a gross margin of 20.8% in the second quarter of 2020, compared with 16.1% in the same period of 2019.

•

Net income in the second quarter of 2020 was RMB319.3 million (US$45.1 million), compared with RMB23.2 million in the same period of 2019, implying a net margin of 12.7%, compared with 1.2% in the same period of 2019.

•

Adjusted net income in the second quarter of 2020 was RMB322.9 million (US$45.6 million), compared with RMB52.6 million in the same period of 2019, implying an adjusted net margin of 12.9% in the second quarter of 2020, compared with 2.8% in the same period of 2019.

•	Average MAUs in the second quarter of 2020 were 165.3 million, compared with 162.8 million in the same period of 2019.

•	Average mobile MAUs in the second quarter of 2020 increased by 15.4% to 58.4 million from 50.6 million in the same period of 2019.

•	Quarterly average paying user count in the second quarter of 2020 increased by 13.4% to 7.6 million from 6.7 million in the same period of 2019.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “We are pleased to announce that DouYu continued to deliver solid financial and operational results in the second quarter of 2020. In this quarter, we continued to demonstrate our ability to maintain our steady growth as our revenues once again outperformed the high-end range of our guidance, increasing by 33.9% year over year to RMB2.51 billion in the quarter. In addition, our adjusted net income in the quarter grew at a rapid pace, increasing by 513.7% year over year to RMB322.9 million. Going forward, by upgrading our high-quality content offerings on a continual basis, we remain confident in our ability to sustain our growth trajectory as well as further enhance our position as an industry-leading eSports-centric community with diversified live-streaming content.”

Mr. Hao Cao, Vice President of DouYu, commented, “We continued to deliver solid financial results in the second quarter of 2020 as we increased investment in those initiatives with growth potential and higher operating efficiency. This investment strategy enabled us to sustain the growth trajectory of our revenues, bolster our ROI, and steadily improve the profitability of our platform. Looking ahead, we plan to continue exploring our platform’s monetization capabilities while also enhancing our operating efficiency to generate sustainable shareholder value over the long term.”

Second Quarter 2020 Financial Results

Total net revenues in the second quarter of 2020 increased by 33.9% to RMB2,508.2 million (US$354.4 million) from RMB1,872.7 million in the same period of 2019, primarily driven by the increase in live streaming and advertising revenues.

Live streaming revenues in the second quarter of 2020 increased by 35.8% to RMB2,319.9 million (US$327.8 million) from RMB1,708.3 million in the same period of 2019. This increase was primarily due to the Company’s optimization of its platform’s interactive features and continuous refinement of its event models, both of which helped to further cultivate users’ paying habits.

Advertising and other revenues in the second quarter of 2020 increased by 14.5% to RMB188.3 million (US$26.6 million) from RMB164.4 million in the same period of 2019, primarily attributable to the Company’s improving brand awareness and the corresponding increase in demand for advertising products related to streamer promotion.

Cost of revenues in the second quarter of 2020 increased by 26.3% to RMB1,985.3 million (US$280.5 million) from RMB1,571.7 million in the same period of 2019, primarily due to the increase in revenue sharing fees and content costs.

Revenue sharing fees and content costs in the second quarter of 2020 increased by 32.3% to RMB1,754.9 million (US$248.0 million) from RMB1,326.6 million in the same period of 2019. This increase was primarily explained by: 1) increases in revenue sharing fees, which were largely in line with the increases in total net revenues, 2) increases in content costs attributable to the Company’s investments in eSports-related content and market expansion initiatives in Japan, and 3) increased investment in tournament-related videos and in-house content production.

Bandwidth costs in the second quarter of 2020 increased by 9.8% to RMB168.4 million (US$23.8 million) from RMB153.3 million in the same period of 2019. This increase was primarily due to increases in the growth of mobile users and total user engagement as well as the Company’s ongoing efforts to improve the viewing experience of users.

Gross profit in the second quarter of 2020 increased by 73.7% to RMB522.9 million (US$73.9 million) from RMB301.1 million in the same period of 2019. Gross margin in the second quarter of 2020 expanded to 20.8% from 16.1% in the same period of 2019.

Sales and marketing expenses in the second quarter of 2020 decreased by 15.3% to RMB142.1 million (US$20.1 million) from RMB167.8 million in the same period of 2019, primarily attributable to the postponement of large-scale offline events as a result of the COVID-19 pandemic and related safety concerns.

Research and development expenses in the second quarter of 2020 increased by 12.5% to RMB94.9 million (US$13.4 million) from RMB84.4 million in the same period of 2019, mainly due to the increased investment in technological innovations as well as higher share-based compensation to related employees.

General and administrative expenses in the second quarter of 2020 increased by 8.4% to RMB79.5 million (US$11.2 million) from RMB73.3 million in the same period of 2019, mainly due to higher professional service fees related to the compliance requirements of being a publicly-listed company on the NASDAQ.

Other operating income, net in the second quarter of 2020 was RMB32.5 million (US$4.6 million), compared with RMB14.5 million in the same period of 2019.

Income from operations in the second quarter of 2020 was RMB238.9 million (US$33.8 million), compared with an operating loss of RMB10.0 million in the same period of 2019.

Adjusted operating income1 in the second quarter of 2020, which adds back share-based compensation expenses, was RMB272.7 million (US$38.5 million), compared with RMB17.4 million in the same period of 2019.

Income tax expenses in the second quarter of 2020 and 2019 were nil due to the Company’s cumulative net losses and the resulting tax loss carryforward.

Net income in the second quarter of 2020 was RMB319.3 million (US$45.1 million), compared with RMB23.2 million in the same period of 2019.

Adjusted net income in the second quarter of 2020, which excludes share-based compensation expenses, share of income in equity method investments, gain on disposal of investment or subsidiaries, and impairment loss of investments, was RMB322.9 million (US$45.6 million), compared with RMB52.6 million in the same period of 2019, implying an adjusted net margin of 12.9% for the second quarter of 2020.

Basic and diluted net income per ADS2 in the second quarter of 2020 were RMB1.06 (US$0.15) and RMB1.02 (US$0.14) respectively. Adjusted basic and diluted net income per ADS in the second quarter of 2020 were RMB1.07 (US$0.15) and RMB1.07 (US$0.15) respectively.

Business Outlook

The Company expects its total net revenues to be in the range of RMB2,640 million to RMB2,680 million in the third quarter of 2020, representing year-over-year growth between 42.1% and 44.2%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

[1]

“Adjusted operating income” is defined as operating income adding back share-based compensation expenses. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

[2]	Every ten ADSs represent one ordinary share.

Conference Call Information

The Company will hold a conference call on Monday, August 10, 2020, at 8:00 am Eastern Time (or 8:00 pm Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061

United States Toll Free:	1-888-317-6003

Mainland China Toll Free:	4001-206115

Hong Kong Toll Free:	800-963976

Singapore Toll Free:	800-120-5863

Conference ID:	5488573

The replay will be accessible through August 17, 2020, by dialing the following numbers:

International:	1-412-317-0088

United States Toll Free:	1-877-344-7529

Conference ID:	10146942

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income is calculated as net loss adjusted for share-based compensation expenses, share of income (loss) in equity method investments and impairment loss on investments. Adjusted net income attributable to DouYu is calculated as net income attributable to DouYu adjusted for share-based compensation expenses, share of income (loss) in equity method investments and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the non-cash impact of (i) share-based compensation expenses, (ii) share of income (loss) in equity method investments and (iii) impairment loss of investments to understand and evaluate the Company’s core operating performance. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0768 to US$1.00, the noon buying rate in effect on June 26, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on June 26, 2020, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. The announced results of the fourth quarter and full year 2019 are preliminary and subject to audit adjustments. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Mao Mao

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Xinran Rao

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Iris Ding

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of June 30
	2019	2020	2020
	RMB	RMB	US$(1)
ASSETS
Current assets
Cash and cash equivalents	8,091,990	8,178,190	1,155,634
Restricted cash	42,903	10,703	1,512
Accounts receivable, net(2)	188,100	160,610	22,695
Prepayments(2)	50,304	98,524	13,922
Amounts due from related parties	24,044	40,533	5,728
Other current assets	204,310	178,744	25,258

Total current assets	8,601,651	8,667,304	1,224,749
Property and equipment, net	38,909	35,236	4,979
Intangible assets, net	198,057	188,538	26,642
Investments(2)	225,534	481,671	68,063
Goodwill	30,973	14,032	1,983
Right-of-use assets, net(3)	—	85,516	12,084
Other non-current assets	8,547	17,171	2,426

Total non-current assets	502,020	822,164	116,177

TOTAL ASSETS	9,103,671	9,489,468	1,340,926

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
LIABILITIES
Current liabilities
Accounts Payable	890,039	1,078,540	152,405
Advances from customers	17,135	13,275	1,876
Deferred revenue	195,983	182,658	25,811
Accrued expenses and other current liabilities	392,347	297,498	42,038
Amounts due to related parties	298,733	263,966	37,300
Lease liabilities due within one year(3)	—	44,485	6,286

Total current liabilities	1,794,237	1,880,422	265,716
Lease liabilities(3)	—	38,276	5,409
Deferred revenue	46,070	40,074	5,663

Total non-current liabilities	46,070	78,350	11,072

TOTAL LIABILITIES	1,840,307	1,958,772	276,788

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0942 to US$1.00, the noon buying rate in effect on Mar 27, 2020, in the H.10 statistical release of the Federal Reserve Board.

(2)

The Group adopted Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” on January 1, 2020 with modified retrospective method, which do not have a significant impact on the consolidated financial statements.

(3)

The Group adopted Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” and its amendments on January 1, 2020 with modified retrospective method. The major impact of the standard is that assets and liabilities amounting to RMB97.7 million and RMB87.5 million, respectively, are recognized beginning January 1, 2020 for leased offices with terms of more than 12 months.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of June 30
	2019	2020	2020
	RMB	RMB	US$(1)
Shareholders’ equity
Ordinary shares	22	22	3
Treasury shares	(168,567)	(695,098)	(98,222)
Additional paid-in capital	10,324,278	10,433,755	1,474,361
Accumulated deficit	(3,348,718)	(2,752,222)	(388,908)
Accumulated other comprehensive income	434,894	491,674	69,476

Total DouYu Shareholders’ equity	7,241,909	7,478,131	1,056,710
Non-controlling interests	21,455	52,565	7,428

Total Shareholders’ Equity	7,263,364	7,530,696	1,064,138

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY	9,103,671	9,489,468	1,340,926

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0942 to US$1.00, the noon buying rate in effect on Mar 27, 2020, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Net Revenues	1,872,729	2,278,035	2,508,152	354,419	3,361,853	4,786,187	676,321
Cost of revenues	(1,571,679)	(1,792,181)	(1,985,270)	(280,532)	(2,857,674)	(3,777,451)	(533,780)

Gross profit	301,050	485,854	522,882	73,887	504,179	1,008,736	142,541
Operating expenses (2)
Sales and marketing expenses	(167,759)	(107,357)	(142,058)	(20,074)	(291,328)	(249,414)	(35,244)
General and administrative expenses	(73,344)	(84,580)	(79,470)	(11,230)	(136,802)	(164,050)	(23,181)
Research and development expenses	(84,404)	(92,888)	(94,920)	(13,413)	(163,825)	(187,808)	(26,539)
Other operating income, net	14,497	16,578	32,454	4,586	29,382	49,032	6,929

Total operating expenses	(311,010)	(268,246)	(283,994)	(40,131)	(562,573)	(552,240)	(78,035)

Income (Loss) from operations	(9,960)	217,608	238,888	33,756	(58,394)	456,496	64,506
Other expenses, net	(3,766)	(10,018)	(8,382)	(1,184)	(3,879)	(18,400)	(2,600)
Foreign exchange gains	—	—	—	—	32,045	—	—
Interest Income, net	35,166	45,044	50,106	7,080	69,118	95,150	13,445

Income before income taxes	21,440	252,634	280,612	39,652	38,890	533,246	75,351
Income tax expenses	—	—	—	—	—	—	—
Share of income (loss) in equity method investments	1,716	1,892	15,132	2,138	2,418	17,024	2,406
Gain (loss) on disposal of investment or subsidiaries	—	—	23,526	3,324	—	23,526	3,324

Net income	23,156	254,526	319,270	45,114	41,308	573,796	81,081
Less: Net loss attributable to non-controlling interest	(880)	(5,924)	(16,775)	(2,370)	(1,484)	(22,699)	(3,208)

Net income attributable to DouYu	24,036	260,450	336,045	47,484	42,792	596,495	84,289

Net income per ordinary share
Basic	0.86	8.18	10.56	1.49	1.53	18.73	2.65
Diluted	0.82	7.90	10.23	1.44	1.46	18.12	2.56
Net income per ADS(3)
Basic	—	0.82	1.06	0.15	—	1.87	0.26
Diluted	—	0.79	1.02	0.14	—	1.81	0.26
Weighted average number of ordinary shares used in calculating net income per ordinary share
Basic	8,063,790	31,848,831	31,828,405	31,828,405	8,063,790	31,838,618	31,838,618
Diluted	29,351,365	32,976,034	32,864,145	32,864,145	29,343,741	32,920,090	32,920,090
Weighted average number of ADS used in calculating net income per ADS(2)
Basic	—	318,488,308	318,284,051	318,284,051	—	318,386,179	318,386,179
Diluted	—	329,760,341	328,641,453	328,641,453	—	329,200,897	329,200,897

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0942 to US$1.00, the noon buying rate in effect on Mar 27, 2020, in the H.10 statistical release of the Federal Reserve Board.

(2)	Share-based compensation expenses was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Research and development expenses	—	5,563	5,575	788	—	11,137	1,574
Sales and marketing expenses	—	1,174	1,148	162	—	2,322	328
General and administrative expenses	27,383	35,114	27,130	3,834	45,213	62,244	8,796

(3)	Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Income (Loss) from operations	(9,960)	217,608	238,888	33,756	(58,394)	456,496	64,506
Add:
Share-based compensation expenses	27,383	41,850	33,853	4,784	45,213	75,703	10,698

Adjusted Operating income (loss)	17,423	259,458	272,741	38,540	(13,181)	532,199	75,204

Net income	23,156	254,526	319,270	45,114	41,308	573,796	81,081
Add:
Share-based compensation expenses	27,383	41,850	33,853	4,784	45,213	75,703	10,698
Share of income (loss) in equity method investments	(1,716)	(1,892)	(15,132)	(2,138)	(2,418)	(17,024)	(2,406)
Gain (loss) on disposal of investment or subsidiaries	—	—	(23,526)	(3,324)	—	(23,526)	(3,324)
Impairment loss of investment	3,790	2,446	8,400	1,187	3,790	10,846	1,533

Adjusted net income	52,613	296,931	322,865	45,623	87,893	619,795	87,582

Net income attributable to DouYu	24,036	260,450	336,045	47,484	42,792	596,495	84,289
Add:
Share-based compensation expenses	27,383	41,850	33,853	4,784	45,213	75,703	10,698
Share of income (loss) in equity method investments	(1,716)	(1,892)	(15,132)	(2,138)	(2,418)	(17,024)	(2,406)
Gain (loss) on disposal of investment or subsidiaries	—	—	(23,526)	(3,324)	—	(23,526)	(3,324)
Impairment loss of investment	3,790	2,446	8,400	1,187	3,790	10,846	1,533

Adjusted net income attributable to DouYu	53,493	302,855	339,640	47,993	89,377	642,494	90,790

Adjusted net income per ordinary share
Basic	4.51	9.51	10.67	1.51	7.31	20.18	2.85
Diluted	1.91	9.51	10.67	1.51	3.20	20.18	2.85
Adjusted net income per ADS(2)
Basic	—	0.95	1.07	0.15	—	2.02	0.29
Diluted	—	0.95	1.07	0.15	—	2.02	0.29
Weighted average number of ordinary shares used in calculating adjusted net income per ordinary share
Basic	8,063,790	31,848,831	31,828,405	31,828,405	8,063,790	31,838,618	31,838,618
Diluted	27,969,895	31,848,831	31,828,405	31,828,405	27,947,586	31,838,618	31,838,618
Weighted average number of ADS used in calculating net income per ADS(2)
Basic	—	318,488,308	318,284,051	318,284,051	—	318,386,179	318,386,179
Diluted	—	318,488,308	318,284,051	318,284,051	—	318,386,179	318,386,179

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0942 to US$1.00, the noon buying rate in effect on Mar 27, 2020, in the H.10 statistical release of the Federal Reserve Board.

(2)	Every ten ADSs represent one ordinary share.